Exhibit (a)(1)(A)

COMPANY REPURCHASE NOTICE, NOTICE OF ENTRY INTO SUPPLEMENTAL INDENTURE AND OFFER TO REPURCHASE TO HOLDERS OF 2.00% CONVERTIBLE SENIOR NOTES DUE 2022

ISSUED BY

IMPAX LABORATORIES, LLC

CUSIP NUMBER: 45256BAE1

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of Section 4.10 of the Indenture, dated as of June 30, 2015 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 6, 2017 (the “First Supplemental Indenture,” the Second Supplemental Indenture, dated as of May 4, 2018 (the “Second Supplemental Indenture”) and the Base Indenture as supplemented by the First and Second Supplemental Indenture, the “Indenture”), between Impax Laboratories, LLC, a Delaware limited liability company (the “Company”), and Wilmington Trust, National Association, a national banking association, as Trustee (the “Trustee”) relating to the 2.00% Convertible Senior Notes due 2022 (the “Notes”) of the Company that each holder (the “Holder”) of the Notes has the right (the “Special Offer Repurchase Right”), at its option, to require the Company to repurchase all of such Holder’s Notes, or any portion thereof that is an integral multiple of $1,000 principal amount on June 5, 2018 (the “Special Tender Date”) at a repurchase price equal to 100% of the principal amount thereof (the “Special Tender Price”). Pursuant to the terms of the Notes, the next regular interest payment date for the Notes is June 15, 2018. On the Special Tender Date, the Company will pay accrued and unpaid interest to, but excluding, June 15, 2018 to all Holders of record on the June 1, 2018 regular record date for that interest payment date, without regard to whether or not a Holder tenders its Notes. See Section 1.2 of the Offer to Repurchase for more info on the conversion of the Company to an LLC.

Holders may surrender their Notes from May 7, 2018 until 11:59 p.m., New York City time, on June 4, 2018 (the “Exercise Expiration Date”). The Company will repurchase all Notes that have been validly surrendered prior to 11:59 p.m. on the Exercise Expiration Date, and not validly withdrawn prior to such time. The Special Tender Price for any Notes that are surrendered, and not validly withdrawn, will be paid by Global Bondholder Services Corporation, as Depository Agent (the “Depository Agent”), promptly following deposit by the Company of the Special Tender Price with the Depository Agent prior to 11:00 a.m. on the Special Tender Date. The Special Offer Repurchase Right is subject, in all respects, to the terms and conditions of the Indenture, the Notes and this Offer to Repurchase and related notice materials, as amended and supplemented from time to time.

Pursuant to the Business Combination Agreement (the “BCA”), dated as of October 17, 2017, among Impax Laboratories, Inc. (the “Company”), Amneal Pharmaceuticals LLC (“Amneal”), Atlas Holdings, Inc. (“Holdco”), a wholly-owned subsidiary of Impax, and K2 Merger Sub Corporation (“Merger Sub”), a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of Impax, as amended on November 21, 2017 and December 16, 2017, among other things: (i) Merger Sub merged with and into Impax (the “Impax Merger”), with Impax continuing as the surviving corporation; (ii) each outstanding share outstanding immediately prior to the Impax Merger Effective Time (as defined in the BCA), other than shares owned or held by Impax in treasury, by Amneal or by any of their respective subsidiaries, was converted into the right to receive one share of Class A common stock of Holdco; (iii) Impax converted to a Delaware limited liability company named Impax Laboratories, LLC; (iv) Holdco contributed all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) Holdco registered as a public company and was renamed Amneal Pharmaceuticals, Inc. (Holdco after such re-registration and renaming is referred to herein as “New Amneal”); (vi) New Amneal issued shares of its Class B common stock to Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC; and (vii) New Amneal became the managing member of Amneal. The closing (the “Closing”) of the transactions contemplated by the BCA (such transactions collectively referred to herein as the “Combination”) occurred on May 4, 2018. New Amneal is the parent company of Impax following the Combination. The Closing of the

Combination triggered Section 4.10 of the Indenture (as added by the First Supplemental Indenture), and accordingly each Holder of the Notes has the Special Offer Repurchase Right described herein.

Alternative to the Special Offer Repurchase Right:

You May Elect to Convert Your Notes

The Indenture provides that, as a result of the closing of the Combination and notwithstanding the Special Offer Repurchase Right, the Notes are convertible, at the option of the Holder, at any time until June 25, 2018. The Company’s conversion obligation with respect to Notes that are converted will be 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion, which is the number of shares of New Amneal Class A Common Stock that a Holder of a number of shares of Impax Common Stock equal to the Conversion Rate (as defined in the Indenture) immediately prior to the effective time of the Combination would have been entitled to receive upon the Combination. As a result, you will be entitled to receive 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion. See Section 2.3 below for a comparison of the amount you would currently receive if your Notes are converted (and presented to Wilmington Trust, National Association, as conversion agent (the “Conversion Agent”) and settled for cash) and the amount you will receive if your Notes are repurchased through exercise of the Special Offer Repurchase Right. The right of Holders to convert their Notes is separate from the Special Offer Repurchase Right.

The value that you would currently receive if you validly exercised the Special Offer Repurchase Right is substantially more than the value that you would receive if you converted your Notes. You should review this Offer to Repurchase carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to surrender your Notes for repurchase or to exercise your conversion rights (if at all) and, if so, the amount of Notes to surrender or convert. None of the Company, Amneal, the Company’s or Amneal’s Boards of Directors, employees, advisors or representatives, the Trustee (nor any of its Agents), the Depository Agent, the Information Agent, the Conversion Agent or the Dealer Manager are making any representation or recommendation to any Holder as to whether or not to surrender or convert that Holder’s Notes.

This Offer to Repurchase constitutes the notice of your ability to convert as required to be delivered pursuant to Section 14.01(b)(iii) of the Indenture. This Offer to Repurchase also constitutes the notice required to be delivered to Holders pursuant to Section 14.07(b) of the Indenture, in connection with the entry into the Second Supplemental Indenture. There is no separate letter of transmittal in connection with this Offer to Purchase.

To exercise your Special Offer Repurchase Right to have the Company repurchase the Notes and receive the Special Tender Payment of 100% of the principal amount of the Notes being repurchased, you must validly surrender your Notes to the Depository Agent prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. The Trustee has informed the Company that, as of the date of this Offer to Repurchase, all custodians and beneficial holders of the Notes hold the Notes through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase or conversion hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.

See Section 3 for further information on how to surrender your Notes for repurchase. Notes surrendered for repurchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. The right of Holders to surrender Notes for repurchase expires at 11:59 p.m., New York City time, on the Exercise Expiration Date.

Alternatively, to exercise your conversion rights, you may validly surrender the Notes at any time until June 25, 2018. If you have already surrendered your Notes for repurchase by the Company, you must validly withdraw the Notes prior to 11:59 p.m., New York City time, on June 4, 2018, which is the Exercise Expiration Date, before you can surrender, per Section 14.01(b)(iii) those Notes for conversion. Notes properly surrendered for conversion may not be withdrawn.

Beneficial owners of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction, to exercise its Special Offer Repurchase Right or conversion rights before the deadlines specified in this Offer to Repurchase. The deadlines set by any such intermediary and DTC, for the submission and withdrawal of tender instructions may be earlier than the relevant deadlines specified above.

The Depositary Agent for the Tender Offer is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775/3779

Confirmation:

(212) 430-3774

By Mail:	By Overnight Courier:	In Person by Hand Only:
65 Broadway — Suite 404 New York, NY 10006	65 Broadway — Suite 404 New York, NY 10006	65 Broadway — Suite 404 New York, NY 10006

Additional copies of this Offer to Repurchase may be obtained from the Depository Agent at its address set forth above.

The Dealer Manager is:

RBC Capital Markets

No person has been authorized to give any information or to make any representations other than those contained in this Offer to Repurchase and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Repurchase does not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Offer to Repurchase shall not under any circumstances create any implication that the information contained in this Offer to Repurchase is current as of any time subsequent to the date of such information. None of the Company, the Company’s Boards of Directors, employees, advisors or representatives, the Trustee (nor any of its Agents), the Depository Agent, the Conversion Agent or the Dealer Manager are making any representation or recommendation to any Holder as to whether or not to surrender or convert (if at all) such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether or not to surrender your Notes for repurchase or to exercise your conversion rights (if at all) and, if so, the amount of Notes to surrender or convert.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the right of each Holder of the Notes to require the Company to repurchase, and the obligation of the Company to repurchase, the Notes, subject to the terms and conditions of the Indenture (as defined below), the Notes (as defined below) and this Offer to Repurchase and related notice materials, as amended and supplemented from time to time (the “Special Offer Repurchase Right”). To understand the Special Offer Repurchase Right fully and for a more complete description of the terms of the Special Offer Repurchase Right, we urge you to read carefully the remainder of this Offer to Repurchase because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary. Unless stated to the contrary, or unless the context otherwise requires, references to “the Company,” “our company,” “we,” “our,” or “us” in this notice mean Impax Laboratories, LLC and does not include its subsidiaries.

Who is offering to repurchase my Notes?

Impax Laboratories, LLC, a Delaware limited liability company (the “Company”), is obligated, at your option, to repurchase your validly surrendered and not validly withdrawn 2.00% Convertible Senior Notes due 2022 (the “Notes”). (Pages 9-10)

Why is the Company offering to repurchase my Notes?

Pursuant to the terms of the Indenture (as defined below) and the Notes, each holder (the “Holder”) of the Notes may require us to repurchase some or all of its Notes at a repurchase price in cash equal to 100% of the principal amount of the Notes (as defined below) (the “Special Tender Price”). Pursuant to the Business Combination Agreement (the “BCA”), dated as of October 17, 2017, among the Company, Amneal Pharmaceuticals LLC (“Amneal”), Atlas Holdings, Inc. (“Holdco”), a wholly-owned subsidiary of Impax, and K2 Merger Sub Corporation (“Merger Sub”), a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of Impax, as amended on November 21, 2017 and December 16, 2017, among other things: (i) Merger Sub was merged with and into Impax (the “Impax Merger”), with Impax continuing as the surviving corporation; (ii) each outstanding share outstanding immediately prior to the Impax Merger Effective Time (as defined in the BCA), other than shares owned or held by Impax in treasury, by Amneal or by any of their respective subsidiaries, were converted into the right to receive one share of Class A common stock of Holdco; (iii) Impax converted to a Delaware limited liability company named Impax Laboratories, LLC; (iv) Holdco contributed all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) Holdco registered as a public company and be renamed Amneal Pharmaceuticals, Inc. (Holdco after such re-registration and renaming is referred to herein as “New Amneal”); (vi) New Amneal issued shares of its Class B common stock to Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC; and (vii) New Amneal became the managing member of Amneal. The closing (the “Closing”) of the transactions contemplated by the BCA (such transactions collectively referred to herein as the “Combination”) occurred on May 4, 2018. New Amneal is the parent company of Impax following the Combination. The Closing of the Combination triggered Section 4.10 of the Indenture (as added by the First Supplemental Indenture), and accordingly each Holder of the Notes has the Special Offer Repurchase Right described herein.

What Notes are the Company obligated to repurchase?

We are obligated to repurchase all of the Notes, or any portion thereof that is a whole multiple of $1,000 principal amount, validly surrendered pursuant to the Special Offer Repurchase Right, at the option of the Holder. As of May 7, 2018 there was $600,000,000 aggregate principal amount of Notes outstanding. The Notes were issued under the Indenture, dated as of June 30, 2015 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 6, 2017 (the “First Supplemental Indenture,”, the Second Supplemental Indenture, dated as of May 4, 2018 (the “Second Supplemental Indenture”) and the Base

Indenture as supplemented by the First and Second Supplemental Indenture, the “Indenture”), between the Company, and Wilmington Trust, National Association, as Trustee (the “Trustee”). (Pages 9-10)

How much will the Company pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, the Special Tender Price, which is equal to 100% of the principal amount, with respect to any and all Notes validly surrendered for repurchase and not validly withdrawn prior to 11:59 p.m., New York City time, on June 4, 2018 (the “Exercise Expiration Date”). Pursuant to the terms of the Notes, the next regular interest payment date for the Notes is June 15, 2018, and accordingly on the Special Tender Date the Company will pay accrued and unpaid interest to, but excluding, June 15, 2018 to all Holders of record on the June 1, 2018 regular record date for that interest payment date, without regard to whether or not a Holder tenders its Notes. (Page 10)

How will the Company fund the repurchase of the Notes?

The Company expects to fund the repurchase from available cash on hand and/or funds made available by Amneal Pharmaceuticals, Inc., its indirect parent company. (Page 16)

How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, New Amneal operating results, the trading price and implied volatility of the Class A Common Stock of New Amneal and the market for similar Notes. To the extent available, Holders are urged to obtain current market quotations for the Notes prior to making any decision with respect to the Special Offer Repurchase Right. The closing of the Combination triggered a termination of trading of the Impax Common Stock. Prior to the Combination, the Impax Common Stock into which the Notes was convertible was listed on NASDAQ under the symbol “IPXL.” On May 3, 2018 the last reported sales price of the Impax Common Stock on the NASDAQ was $18.30 per share. (Page 13) The Notes, however, are convertible into shares of Class A Common Stock of New Amneal as described in the next paragraph.

Are my Notes currently convertible?

Yes. As a result of the Combination, Holders of Notes currently have the right to convert their Notes into shares of Class A Common Stock of New Amneal at the applicable conversion rate under the Indenture at any time until June 25, 2018. If you do not surrender your Notes pursuant to the Special Offer Repurchase Right, you will retain the conversion rights associated with your Notes pursuant to the Indenture. If you validly surrender all or part of your Notes pursuant to the Special Offer Repurchase Right, you may not surrender such Notes for conversion unless you validly withdraw your Notes prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. If you validly surrender and do not validly withdraw your Notes prior to the Exercise Expiration Date, you will no longer have conversion rights, unless we fail to repurchase and pay for the Notes surrendered pursuant to the Special Offer Repurchase Right. If you surrender your Notes for conversion, you will no longer be able to participate in the Special Offer Repurchase Right. (Pages 10-11)

What consideration will I receive if I convert my Notes?

If you decide to convert your Notes, the Company’s conversion obligation with respect to Notes that are converted will be 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion, which is the number of shares of New Amneal Class A Common Stock that a Holder of a number of shares of Impax Common Stock equal to the Conversion Rate (as defined in the Indenture)

immediately prior to the effective time of the Combination would have been entitled to receive upon the Combination. As a result, you will be entitled to receive 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion. See “Examples of Your Consideration Alternatives” on pages 11-12 below for a comparison of the estimated amount you would receive if your Notes were converted (and settled for cash) and the estimated amount you would receive if your Notes were repurchased through exercise of the Special Offer Repurchase Right. (Pages 11-12) It is our current intent and policy to settle conversions through a combination of cash and shares of New Amneal Class A Common Stock with a Specified Dollar Amount of at least $1,000. See “Section 1.5—Conversion Rights of the Holders” below.

What is the relationship between the offer and the convertibility of the Notes?

The right to participate in the Special Offer Repurchase Right is a separate right from the right to convert the Notes. If you do surrender your Notes pursuant to the Special Offer Repurchase Right, you will not be able to convert your Notes unless you validly withdraw your previously surrendered Notes prior to the Exercise Expiration Date of the Special Offer Repurchase Right. If you do not surrender your Notes pursuant to the Special Offer Repurchase Right, your conversion rights will not be affected. If you have exercised your conversion right and converted your Notes, you may not surrender your converted Notes under the Special Offer Repurchase Right. (Pages 10-11)

Is the Company making any recommendation about the Special Offer Repurchase Right or the conversion rights?

The Board of Directors of the Company is not making any recommendation as to whether you should surrender your Notes for repurchase under the Special Offer Repurchase Right or whether you should exercise your conversion rights (if at all). You must make your own decision as to whether or not to surrender your Notes for repurchase pursuant to the Special Offer Repurchase Right or to exercise your conversion rights (if at all) and, if so, the amount of Notes to surrender or convert. The Special Offer Repurchase Right, our offer to repurchase the Notes pursuant thereto and the notice of your conversion rights, each as described in this Offer to Repurchase, are based solely on the requirements of the Indenture and the Notes. (Page 10)

When does the Special Offer Repurchase Right expire?

The Special Offer Repurchase Right expires at 11:59 p.m., New York City time, on the Exercise Expiration Date, which is the Business Day (as defined in the Indenture) immediately preceding the Special Tender Date. We will not extend the period that Holders have to exercise the Special Offer Repurchase Right unless required by applicable law. (Pages 9-10)

What are the conditions to the repurchase by the Company of the Notes?

The repurchase by us of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and the satisfaction of the procedural requirements described in this Offer to Repurchase. (Pages 9-10)

How do I surrender my Notes for repurchase?

To surrender your Notes for repurchase pursuant to the Special Offer Repurchase Right, you must surrender the Notes to Global Bondholder Services Corporation, as depository agent (the “Depository Agent”) through the transmittal procedures of The Depository Trust Company (“DTC”) prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee in advance of the Exercise Expiration Date if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holders’ behalf through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”).

Holders who are DTC participants should surrender their Notes to the Depository Agent electronically through DTC’s ATOP, subject to the terms and procedures of that system before 11:59 p.m., New York City time, on the Exercise Expiration Date.

You bear the risk of untimely surrender of your Notes. You must allow sufficient time for completion of the necessary DTC procedures prior to the Exercise Expiration Date. By surrendering, or instructing your nominee to surrender, your Notes to the Depository Agent through the transmittal procedures of DTC, you agree to be bound by the terms of the Special Offer Repurchase Right set forth in this Offer to Repurchase. (Pages 10-12) Beneficial owners of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction, to exercise the Special Offer Repurchase Right before the deadlines specified in this Offer to Repurchase.

If I surrender my Notes for repurchase, when will I receive payment for them?

We will accept for payment all validly surrendered Notes promptly upon expiration of the Special Offer Repurchase Right. We will promptly deposit with the Depository Agent prior to 11:00 a.m., New York City time, on the Special Tender Date, an amount of cash sufficient to pay the aggregate Special Tender Price for the surrendered Notes, and the Depository Agent will promptly, after the later of the Special Tender Date and the time of the book-entry transfer of the applicable Notes, distribute the cash to DTC, as applicable. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (Page 16)

Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for repurchase at any time prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

Note that if you wish to withdraw your previously surrendered Notes and convert them instead, you must withdraw the Notes prior to 11:59 p.m., New York City time, on June 4, 2018 which is the Business Day immediately preceding the Special Tender Date, before you can surrender the Notes for conversion. Notes properly surrendered for conversion may not be withdrawn. (Page 16)

How do I withdraw previously surrendered Notes?

To withdraw previously surrendered Notes held in global form, you must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw the Notes prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

Note that if you wish to withdraw your previously surrendered Notes and convert them instead, you must comply with the above procedures to withdraw the Notes prior to 11:59 p.m., New York City time, on June 4, 2018. (Page 16)

HOLDERS THAT HOLD NOTES THROUGH DTC ACCOUNTS MAY ONLY WITHDRAW THEIR PREVIOUS EXERCISE OF THE SPECIAL OFFER REPURCHASE RIGHT WITH RESPECT TO SUCH NOTES BY COMPLYING WITH THE TRANSMITTAL PROCEDURES OF DTC AND SHOULD NOT SUBMIT A PHYSICAL WITHDRAWAL NOTICE.

You bear the risk of untimely withdrawal of previously surrendered Notes. You must allow for sufficient time for completion of the DTC procedures prior to the Exercise Expiration Date. Beneficial owners of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw their instruction, to exercise the Special Offer Repurchase Right before the deadlines specified in this Offer to Repurchase. The deadlines set by any such intermediary and DTC, for the submission and withdrawal of tender instructions may be earlier than the relevant deadlines specified above.

If I want to convert my Notes, what should I do?

If you want to convert your Notes, you must (i) complete, manually sign and deliver an irrevocable notice to the Company as set forth in the Form of Notice of Conversion attached to the Indenture, and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such you wish the certificate or certificates for any shares of Common Stock to be delivered upon settlement of the Conversion Obligation (as defined in the indenture) to be registered and payment instructions for any related cash payment to you, (ii) provide the Company and Wilmington Trust as the conversion agent (the “Conversion Agent”) with the appropriate endorsements and transfer documents to effect surrender of your Notes, (iii) if required, pay all applicable transfer or similar taxes, if any, as described in Section 14.02(e) of the Indenture, (iv) if required, furnish appropriate endorsements and transfer documents and (v) if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h) of the Indenture.

The conversion date will be the date on which you have satisfied all of the foregoing requirements as determined by the Company and subject to the customary procedures of the Conversion Agent and the Depositary. Upon such determination by the Company, the Company will direct the Holder to send the original documentation to the Conversion Agent and further direct the Conversion Agent to process the conversion. The Notes will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date.

Please direct any questions or requests for assistance in connection with the surrender of Notes for conversion to the Conversion Agent at the address and telephone and facsimile numbers set forth on the cover of this Offer to Repurchase.

If I have surrendered my Notes can I still convert them?

Notes surrendered for repurchase pursuant to the Special Offer Repurchase Right may not be converted unless such Notes are first withdrawn prior to 11:59 p.m., New York City time on June 4, which is the Business Day immediately preceding the Special Tender Date. Notes properly surrendered for conversion may not be withdrawn. (Pages 10 and 15)

Do I need to do anything if I do not wish to surrender my Notes for repurchase?

No. If you do not surrender your Notes before the expiration of the Special Offer Repurchase Right, we will not repurchase your Notes and such Notes will remain outstanding subject to the Indenture unless we redeem or repurchase such Notes. Pursuant to the terms of the Indenture, in connection with the consummation of the Combination, the Company and the Trustee entered into a second supplemental indenture dated May 4, 2018 (the “Second Supplemental Indenture”) providing that following the Combination, the Notes will, without the consent of any Holders of Notes, be convertible into 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion, which is the number of shares of New Amneal Class A Common Stock that a Holder of a number of shares of Impax Common Stock equal to the Conversion Rate (as defined in the Indenture) immediately prior to the effective time of the Combination would have been entitled to receive upon the Combination. The Company’s conversion obligation with respect to Notes that are converted will be the number of shares of New Amneal Class A Common Stock that a Holder of a number of shares of

Impax Common Stock equal to the Conversion Rate (as defined in the Indenture) immediately prior to the effective time of the Combination would have been entitled to receive upon the Combination. As a result, Holders will be entitled to receive 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion. (Pages 10-11)

If I choose to surrender my Notes for repurchase, do I have to surrender all of my Notes or can I surrender just a portion of my Notes?

If you choose to surrender Notes, you are not required to surrender all of your Notes. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. If you wish to surrender a portion of your Notes for repurchase, however, you must surrender your Notes in a principal amount of $1,000 or whole multiples in excess thereof. (Pages 10 and 14)

If I do not surrender my Notes for repurchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for repurchase, your conversion rights will not be affected. You will also be able to convert your Notes as provided for in the Indenture. You will have the right to convert each $1,000 principal amount of Notes into shares of Class A Common Stock of New Amneal as set forth in the Second Supplemental Indenture, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. (Pages 10-11)

If I do not surrender my Notes for repurchase, will I have the right to require the Company to repurchase my Notes in the future?

Yes, subject to and in accordance with the requirements set forth in the Indenture. Although the transactions described above under “Why is the Company offering to repurchase my Notes” do not constitute a Fundamental Change that would give you the right to require us to repurchase your Notes at your option or a Make-Whole Fundamental Change allowing you to convert your Notes at your option at an increased conversion rate during a specified period, if a Fundamental Change occurs in the future with respect to the Company, you will have the right at your option, to require us to repurchase your Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to, but excluding, the Fundamental Change Date in connection with such Fundamental Change. (Pages 13)

What are the material U.S. federal income tax consequences if I surrender my Notes for repurchase or exercise my conversion rights with respect to my Notes?

A Holder’s receipt of cash in exchange for Notes pursuant to the exercise of the Special Offer Repurchase Right and a Holder’s receipt of cash and/or New Amneal Class A Common Stock pursuant to the exercise of conversion rights generally will be a taxable transaction for U.S. federal income tax purposes. For a discussion of certain material U.S. federal income tax consequences applicable to Holders of Notes upon the exercise of either the Special Offer Repurchase Right or conversion rights, see “Material U.S. Federal Income Tax Considerations.” (Pages 18-23)

Who is the Conversion Agent?

Wilmington Trust, the Trustee under the Indenture, is serving as Conversion Agent in connection with the Special Offer Repurchase Right and conversion rights.

Who is the Depository Agent?

Global Bondholder Services Corporation is serving as the Depository Agent in connection with the Special Offer Repurchase Right and conversion rights.

Who is the Dealer Manager?

RBC Capital Markets LLC is serving as the Dealer manager in connection with the Special Offer Repurchase Right.

Who can I talk to if I have questions about the Special Offer Repurchase Right or the conversion rights?

Questions and requests for assistance in connection with the mechanics of surrender of Notes for repurchase under the Special Offer Repurchase Right may be directed to the Depository Agent at the address and telephone and facsimile numbers set forth on the back cover of this Offer to Repurchase. Any other questions or requests for assistance concerning the Special Offer Repurchase Right may be directed to the Dealer Manager at its address and telephone numbers set forth on the back cover of this Offer to Repurchase. Any questions or requests for assistance in connection with the surrender of Notes for conversion may be directed to the Conversion Agent at its address and telephone and facsimile numbers set forth on the back cover of this Offer to Repurchase. You should direct any other questions you may have to your own financial and tax advisors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offer to Repurchase contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “target,” “seek,” “project,” “could,” “plan,” “expect,” “anticipate,” “estimate,” “believe,” “predict,” “intend,” “potential,” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements, other than statements of historical fact, included in and incorporated by reference into this Offer to Repurchase regarding the Combination, our financial position, business strategy and plans or objectives for future operations are forward-looking statements.

You should read these forward-looking statements carefully because they discuss our expectations about our future performance or future events, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information.

In addition, the statements in this Offer to Repurchase are made as of May 7, 2018. Subsequent events or developments may cause our views to change. We undertake no obligation to update any of the forward-looking statements made herein, whether as a result of new information, future events, changes in expectations or otherwise.

These forward-looking statements should not be relied upon as representing our views as of any date subsequent to May 7, 2018.

Notwithstanding anything in this Offer to Repurchase or any document incorporated by reference into this Company Notice, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

IMPORTANT INFORMATION CONCERNING THE SPECIAL OFFER REPURCHASE RIGHT AND

CONVERSION RIGHTS

1. Information Concerning the Company.

1.1 The Company.

Impax Laboratories, LLC (the “Company”), a Delaware limited liability company, is a specialty pharmaceutical company applying formulation and development expertise, as well as its drug delivery technology, to the development, manufacture and marketing of generic pharmaceutical products, in addition to the development, manufacture and marketing of branded products. Our executive offices are located at 30831 Huntwood Avenue, Hayward, California, 94544 and our telephone number is (510) 240-6000. The Company’s website can be found at https://www.impaxlabs.com. The information on, or accessible through the Company’s website is not part of this Offer to Repurchase. See Section 1.2 of the Offer to Repurchase for more info on the conversion of the Company to an LLC.

Additional information regarding the Company is contained in our filings with the SEC. See “Additional Information” on (Pages 23-24).

1.2 The Combination Agreement. Pursuant to the BCA, dated as of October 17, 2017, among the Company, Amneal, Holdco, a wholly-owned subsidiary of Impax, and Merger Sub, a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of Impax, as amended on November 21, 2017 and December 16, 2017, among other things: (i) Merger Sub merged with and into Impax (the “Impax Merger”), with Impax continuing as the surviving corporation; (ii) each outstanding share outstanding immediately prior to the Impax Merger Effective Time (as defined in the BCA), other than shares owned or held by Impax in treasury, by Amneal or by any of their respective subsidiaries, was converted into the right to receive one share of Class A common stock of Holdco; (iii) Impax converted to a Delaware limited liability company named Impax Laboratories, LLC; (iv) Holdco contributed all of the equity interests of Impax to Amneal in exchange for certain equity interests of Amneal; (v) Holdco registered as a public company and be renamed Amneal Pharmaceuticals, Inc. (Holdco after such re-registration and renaming is referred to herein as “New Amneal”); (vi) New Amneal issued shares of its Class B common stock to Amneal Pharmaceuticals Holding Company, LLC, AP Class D Member, LLC, AP Class E Member, LLC and AH PPU Management, LLC; and (vii) New Amneal became the managing member of Amneal. The closing (the “Closing”) of the transactions contemplated by the BCA (such transactions collectively referred to herein as the “Combination”) occurred on May 4, 2018. New Amneal is the parent company of Impax following the Combination. The Closing of the Combination triggered Section 4.10 of the Indenture (as added by the First Supplemental Indenture), and accordingly each Holder of the Notes has the Special Offer Repurchase Right described herein.

1.3 Recent Developments

The following table presents selected preliminary unaudited financial results as of, and for, the three months ended March 31, 2018 for Amneal, the Company, and New Amneal. Our consolidated financial statements as of, and for, the three months ended March 31, 2018, are not yet available. We have the preliminary results described below primarily because our financial closing procedures for the three months ended March 31, 2018, are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary results set forth below. These preliminary results should not be viewed as a substitute for interim financial statements prepared in accordance with U.S. GAAP. Our independent registered public accounting firm has not conducted a review of, and does not express an opinion or any other form of assurance with respect to, these preliminary results.

Amneal

	Three months ended
(In thousands)	March 31, 2018	March 31, 2017
Statements of Income Data:
Net revenue	$275,189	$225,681
Total operating expenses	81,041	73,288
Operating profit	63,554	42,728
Net income attributable to Amneal Pharmaceuticals LLC and Subsidiaries	51,535	41,853

Impax

	Three months ended
(In thousands)	March 31, 2018	March 31, 2017
Statements of Operations Data:
Total revenues, net	$142,355	$184,403
Total operating expenses	155,156	76,695
Loss from operations	(124,876)	(51,804)
Net loss	(130,932)	(98,431)

New Amneal

	Three months ended
(In thousands)	March 31, 2018	March 31, 2017
Statements of Operations Data:
Net revenue	$417,544	$410,084
Total operating expenses	236,197	149,983
Operating loss	(61,322)	(9,076)
Net loss	(79,397)	(56,578)

Total combined New Amneal net revenues in the first quarter 2018 were $417.5 million, an increase of 1.8%, compared to $410.1 million in the prior year period. The increase was driven by a 17.8% increase in Specialty Pharma revenues.

Generic division revenues, net, in the first quarter 2018 were $358.3 million, a slight decline compared to $359.8 million in the prior year period, due to revenue reductions from increased competition on budesonide, lidocaine, yuvafem-estradiol, mixed amphetamine salts and fenofibrate, partially offset by increased revenue from new product launches including oseltamivir, methylphenidate HCI ER and erythromycin. First quarter 2018 sales were negatively impacted by lower revenues of epinephrine auto-injector due to a recent supply shortage at the New Amneal’s third-party manufacturer, and lower than expected sales of aspirin dipyridamole ER due to limited raw material availability.

Specialty Pharma division revenues, net, in the first quarter 2018 were $59.2 million, an increase of 17.8%, compared to $50.3 million in the prior year period, driven by higher revenue from Rytary®, Zomig® and the anthelmintic products franchise.

Gross margin in the first quarter 2018 was 41.9%, compared to 34.4% in the prior year period. The prior year gross margin was negatively impacted by an approximate $39 million intangible asset impairment charge, for which there were no comparable amounts in the current year. Adjusted gross margin was 48.0% for the first quarter 2018, a slight decrease compared to 50.3% for the first quarter 2017, partially due to the supply shortages on epinephrine auto-injector and aspirin dipyridamole ER, as well as product sales mix.

The unaudited combined company preliminary results presented above is for illustrative purposes only and is not intended to, and does not purport to, represent what Impax’s, Amneal’s or New Amneal’s actual results or financial condition would have been if the Combination, the related financing transactions and the PIPE Investment had occurred at the beginning of the applicable periods.

The information above is based on preliminary unaudited information for the three months ended March 31, 2018, is not a comprehensive statement of our financial results, and is subject to completion of our financial closing procedures. This information should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior periods included elsewhere in this prospectus. Our actual results for the three months ended March 31, 2018 are not yet available, may differ materially from our preliminary results (including as a result of quarter-end closing and review procedures) and are not necessarily indicative of the results to be expected for the remainder of 2018 or any future period. Accordingly, you should not place undue reliance upon these preliminary results. There can be no assurance that these results will be realized, and the preliminary results are subject to risks and uncertainties, many of which are not within our control. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These preliminary results have been prepared by and are the responsibility of management. Our independent registered public accounting firm has not conducted a review of, and does not express an opinion or any other form of assurance with respect to, these preliminary results. These preliminary results should not be viewed as a substitute for interim financial statements prepared in accordance with U.S. GAAP.

2. Information Concerning the Notes

The 2.00% Convertible Senior Notes due 2022 (the “Notes”) of the Company were issued under the Indenture, dated as of June 30, 2015 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of November 6, 2017 (the “First Supplemental Indenture,” the Second Supplemental Indenture, dated as of May 4, 2018 (the “Second Supplemental Indenture”) and the Base Indenture as supplemented by the First and Second Supplemental Indenture, the “Indenture”), between the Company and Wilmington Trust, National Association, as trustee (the “Trustee”). The Notes mature on June 15, 2022 (the “Maturity Date”).

2.1 The Company’s Obligation to Repurchase the Notes. The completion of the Combination obligates the Company, pursuant to Section 4.10 of the Indenture (as added by the First Supplemental Indenture), to repurchase all Notes validly surrendered for repurchase and not validly withdrawn, at the Holder’s option. This Special Offer Repurchase Right will expire at 11:59 p.m., New York City time, on June 4, 2018 (the “Exercise Expiration Date”). We will not extend the period that Holders have to exercise the Special Offer Repurchase Right unless required by applicable law. If we make any change to this Special Offer Repurchase Right, which we determine constitutes a material change, we will promptly disclose the change in a supplement to this Offer to Repurchase that we will distribute, or direct to be distributed, to registered Holders, and we will make a public announcement of such change promptly by means of a press release. We may be required to extend the Exercise Expiration Date for a period of five to ten business days, depending on the significance of the change, if the Special Offer Repurchase Right would otherwise expire during such five to ten business day period. If we are required to extend the Exercise Expiration Date, we will make a public announcement of such extension promptly by means of a press release. The repurchase by the Company of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and the procedural requirements described in this Offer to Repurchase.

2.2 Repurchase Price. Pursuant to the terms of the Indenture and the Notes, the repurchase price to be paid by the Company for the Notes on June 5, 2018 (the “Special Tender Date”) is a cash price equal to 100% of the principal amount of the Notes. The Special Tender Price will be paid in cash on the Special Tender Date with respect to any and all Notes validly surrendered for repurchase and not validly withdrawn prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. Notes surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or whole multiples in excess thereof. Unless the Company defaults in making payment of the Special Tender Price on any Notes validly surrendered for repurchase and not validly withdrawn, interest on those Notes will cease to accrue as of the end of the day immediately preceding the Special Tender Date.

Pursuant to the terms of the Notes, the next regular interest payment date for the Notes is June 15, 2018. On the Special Tender Date, the Company will pay accrued and unpaid interest to, but excluding, June 15, 2018 to all Holders of record on the June 1, 2018 regular record date for that interest payment date, without regard to whether or not a Holder tenders its Notes.

The Special Tender Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or the Common Stock. Thus, the Special Tender Price may be significantly higher or lower than the market price of the Notes on the Special Tender Date. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, before making a decision whether to surrender their Notes for repurchase.

None of the Company, Amneal the Company’s or Amneal’s Boards of Directors, employees, advisors or representatives, the Trustee (nor any of its Agents), the Depository Agent, the Information Agent, the Conversion Agent or the Dealer Manager are making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase or to exercise the conversion rights (if at all). Each Holder must make such Holder’s own decision as to whether or not to surrender Notes for repurchase or to exercise the conversion rights (if at all) and, if so, the amount of Notes to surrender or convert, based on such Holder’s assessment of the current market value of the Notes, to the extent available, and other relevant factors.

2.3 Conversion Rights of the Notes. Pursuant to the terms of the Indenture, in connection with the consummation of the Combination, which occurred on May 4, 2018, the Company and the Trustee entered into the Second Supplemental Indenture providing that, following the Combination, the Notes will be convertible into 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion, which is the number of shares of New Amneal Class A Common Stock that a Holder of a number of shares of Impax Common Stock equal to the Conversion Rate (as defined in the Indenture) immediately prior to the effective time of the Combination would have been entitled to receive upon the Combination. As a result, Holders will be entitled to receive 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion.

Upon the conversion of any Notes, accrued but unpaid interest from December 15, 2017 to, but excluding, the conversion date with respect to the converted Notes will not be cancelled, extinguished or forfeited, but rather will be deemed to be paid in full to the Holder thereof through delivery of the conversion payment in exchange for the Notes being converted.

If you want to convert your Notes, you must (i) cause to be completed the appropriate instruction form for conversion pursuant to DTC’s book-entry conversion program, (ii) cause to be delivered by book-entry transfer an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Notes, and (iii) furnish appropriate endorsements and transfer documents if required by the Company or the Conversion Agent. Please direct any questions or requests for assistance in connection with the surrender of Notes for conversion to the Conversion Agent at the address and telephone and facsimile numbers set forth on the back cover of this Offer to Repurchase.

The conversion date will be the date on which you have satisfied all of the foregoing requirements. The Notes will be deemed to have been converted immediately prior to 11:59 p.m., New York City time, on the conversion date.

Any Notes which are surrendered pursuant to the Special Offer Repurchase Right may be converted in accordance with the terms of the Indenture and the Notes only if such surrender has been validly withdrawn, in the manner described in Section 4 below, prior to 11:59 p.m., New York City time, on June 4, 2018 which is the Business Day (as defined in the Indenture) immediately preceding the Special Tender Date. The Trustee is acting as Conversion Agent in connection with the conversion rights described herein.

For more information regarding the conversion rights with respect to the Notes, or any of the terms and conditions of the Notes, please see the Indenture and the Notes and the Second Supplemental Indenture filed as Exhibit (d)(3) to the Company’s Schedule TO, filed on May 4, 2018 and each incorporated herein by reference.

Holders that do not surrender their Notes for repurchase pursuant to the Special Offer Repurchase Right will maintain the right to convert their Notes into cash, subject to the terms, conditions and adjustments specified in the Indenture.

Examples of Your Consideration Alternatives

YOU ARE UNDER NO OBLIGATION TO EXERCISE EITHER THE SPECIAL OFFER REPURCHASE RIGHT OR THE CONVERSION RIGHTS DESCRIBED HEREIN AND YOU MAY CHOOSE TO TAKE NO ACTION AND RETAIN YOUR NOTES.

For each aggregate principal amount of $1,000.00:

•	Special Offer Repurchase Right: If you exercise the Special Offer Repurchase Right and the Notes are repurchased for the Special Tender Price, you will receive:

•	$1,000.00.

•	Conversion: If you exercise your conversion rights, you will receive 15.7853 shares of New Amneal Class A Common Stock, cash or a combination of cash and shares of New Amneal Class A Common Stock, at the Company’s election, in each case reflecting a conversion rate of 15.7853 shares of New Amneal Class A Common Stock per $1,000 principal amount of Notes surrendered for conversion.

The right of Holders to convert their Notes is separate from the Special Offer Repurchase Right. The value that you would currently receive if you validly exercised the Special Offer Repurchase Right is substantially more than the amount that you would receive if you converted your Notes. You should review this Offer to Repurchase carefully and consult with your own financial and tax advisors. You must make your own decision as to whether or not to surrender your Notes for repurchase or to exercise your conversion rights (if at all) and, if so, the amount of Notes to surrender or convert. None of the Company, the Company’s Boards of Directors, employees, advisors or representatives, the Trustee (nor any of its Agents), the Depository Agent, the Conversion Agent or the Dealer Manager, are making any representation or recommendation to any Holder as to whether or not to surrender or convert that Holder’s Notes.

2.4 Market for the Notes and the Company’s Common Stock. There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, New Amneal’s operating results, the market price and implied volatility of the Class A Common Stock of New Amneal and the market for similar Notes. Following the expiration of the Special Offer Repurchase Right, we expect that Notes not repurchased under the Special Offer Repurchase Right will continue to be traded over-the-counter unless redeemed, repurchased or converted; however, the trading market for the Notes may be even more limited. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our repurchase of a significant amount of the Notes pursuant to the Special Offer Repurchase Right would reduce the float and may negatively affect the liquidity, market value and price volatility of the Notes that remain outstanding following expiration of the Special Offer Repurchase Right. We cannot assure you that a market will exist for the Notes following expiration of the Special Offer Repurchase Right. The extent of the public market for the Notes following consummation of the Special Offer Repurchase Right will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders of Notes remaining at that time and the interest on the part of securities firms in maintaining a market in the Notes. The Trustee has informed us that, as of the date of this Offer to Repurchase, all of the Notes are held in global form through DTC. As of May 7, 2018, there was $600,000,000 aggregate principal amount of Notes outstanding.

In connection with the Combination, the Impax Common Stock was delisted from the NASDAQ on May 3, 2018. Prior to the Combination, the Impax Common Stock into which the Notes were convertible (but payable in cash) was listed on the NASDAQ under the symbol “IPXL.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Impax Common Stock as reported on NASDAQ.

	Impax Laboratories, Inc.
	Low	High
Fiscal year ending December 31, 2018
First Quarter	$16.575	$21.55
Second Quarter (through May 3, 2018)	$18.15	$20.80
Fiscal year ended December 31, 2017
First Quarter	$7.75	$15.05
Second Quarter	$11.85	$17.95
Third Quarter	$14.65	$25.70
Fourth Quarter	$15.60	$22.45
Fiscal year ended December 31, 2016
First Quarter	$29.66	$43.16
Second Quarter	$27.62	$37.20
Third Quarter	$20.97	$32.20
Fourth Quarter	$12.28	$24.47

On May 3, 2018 the last reported sales price of the Impax Common Stock on the NASDAQ was $17.80 per share. As of May 3, 2018, there were approximately 72,484,694 shares of Impax Common Stock outstanding. We urge you to obtain current market information for the Notes, to the extent available before making any decision to surrender your Notes pursuant to the Special Offer Repurchase Right.

2.5 Interest. The Notes that remain outstanding after consummation of the Special Offer Repurchase Right will continue to accrue interest until the Maturity Date of June 15, 2022, or until the principal of the Notes has been paid, unless the Notes are earlier redeemed, repurchased or converted. Interest on outstanding Notes is paid semi-annually in arrears on June 15 and December 15 of each year to record Holders of the Notes as of the preceding June 1 and December 1, respectively, until the Maturity Date, or until the principal of the Notes has been paid, unless the Notes are earlier redeemed, repurchased or converted. The Notes bear interest on the principal amount at an annual interest rate equal to 2.00%. Pursuant to the terms of the Notes, the next regular interest payment date for the Notes is June 15, 2018. On the Special Tender Date, the Company will pay accrued and unpaid interest to, but excluding, June 15, 2018 to all Holders of record on the June 1, 2018 regular record date for that interest payment date, without regard to whether or not a Holder tenders its Notes.

Holders converting the Notes will not receive a cash payment for accrued and unpaid interest, except as discussed in Section 2.3 above.

2.6 Repurchase Rights. If any Notes remain outstanding, a Holder may require the Company to repurchase for cash such Holder’s Notes if there is a Fundamental Change on or prior to the Maturity Date at a repurchase price in cash equal to 100% of the aggregate principal amount of such Notes as of the applicable repurchase date plus accrued and unpaid interest to, but excluding, the Fundamental Change Date in connection with such Fundamental Exchange.

2.7 Ranking. The Notes are senior unsecured obligations of the Company and rank equal in right of payment to all of the Company’s existing and future senior unsecured indebtedness. However, the Notes are effectively subordinated to all existing and future secured indebtedness of the Company to the extent of the value of the related collateral and are structurally subordinated to the existing and future indebtedness and other liabilities of the Company’s subsidiaries.

3. Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase. Holders will not be entitled to receive the Special Tender Price for their Notes unless they validly surrender and do not validly withdraw the Notes before 11:59 p.m., New York City time, on the Business Day prior to the Special Tender Date. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or a whole multiple thereof. If Holders do not validly surrender their Notes before 11:59 p.m., New York City time, on the Business Day prior to the Special Tender Date, their Notes will remain outstanding subject to the existing terms of the Notes and the Indenture.

3.1 Method of Delivery. The Trustee has informed the Company that, as of the date of this Offer to Repurchase, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase or conversion hereunder must be delivered via agent’s message that is transmitted through DTC’s Automated Tender Offer Program (“ATOP”). This Offer to Repurchase constitutes the repurchase notice required under Section 3.04(b) of the Indenture and the conversion notice under Section 14.01(b)(iii) of the Indenture and delivery of Notes via ATOP will satisfy the Holder’s Offer to Repurchase delivery requirements or the Holder’s notice of conversion requirements pursuant to the terms of the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

3.2 Agreement to be Bound by the Terms of the Special Offer Repurchase Right. By surrendering, or instructing your nominee to surrender, your Notes through ATOP, a Holder acknowledges and agrees as follows:

•	such Notes shall be repurchased as of the Special Tender Date pursuant to the terms and conditions set forth in this Offer to Repurchase;

•	such Holder agrees to all of the terms of this Offer to Repurchase;

•	such Holder has received this Offer to Repurchase and acknowledges that this Offer to Repurchase provides the notice required pursuant to the Indenture with respect to the Special Offer Repurchase Right;

•

upon the terms and subject to the conditions set forth in this Offer to Repurchase, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes surrendered, (ii) releases and discharges the Company and the Trustee and their respective directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any defeasance of the Notes and (iii) irrevocably constitutes and appoints the Depository Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes (with full knowledge that the Depository Agent also acts as agent of the Company), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depository Agent will have no rights to, or control over, funds from the Company, except as agent for the Company with respect to the Special Tender Price of any surrendered Notes that are repurchased by the Company), all in accordance with the terms set forth in this Offer to Repurchase;

•	such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Depository Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	such Holder understands that all Notes properly surrendered for repurchase and not withdrawn prior to 11:59 p.m., New York City time, on the Exercise Expiration Date will be repurchased at the Special Tender Price, in cash, on the Special Tender Date pursuant to the terms and conditions of the Indenture, the Notes, this Offer to Repurchase and related notice materials, as amended and supplemented from time to time;

•	payment for Notes repurchased pursuant to this Offer to Repurchase will be made by deposit of the Special Tender Price for such Notes with the Depository Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Notes pursuant to the Special Offer Repurchase Right may be withdrawn through DTC in accordance with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 11:59 p.m., New York City time, on the Exercise Expiration Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Special Offer Repurchase Right hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depository Agent, until receipt by the Depository Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any surrender of Notes for repurchase and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, whose determination shall be final and binding absent manifest error.

3.3 Delivery of Notes.

Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes for repurchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “— Notes in Global Form” prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

The Trustee has informed the Company that, as of the date of this Offer to Repurchase, all custodians and beneficial holders of the Notes hold the Notes through accounts with DTC and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase or conversion hereunder must be delivered through the transmittal procedures of DTC.

Notes in Global Form. A Holder who is a DTC participant must surrender to the Company such Holder’s beneficial interest in the Notes by electronically transmitting such Holder’s acceptance through DTC’s ATOP, subject to the terms and procedures of that system prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

In surrendering through ATOP, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Depository Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of an agreement to be bound by the terms of the Special Offer Repurchase Right, including those set forth in Section  3.2 above.

4. Right of Withdrawal. Notes surrendered for repurchase may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Exercise Expiration Date. In order to withdraw previously surrendered Notes, prior to the Exercise Expiration Date a Holder (or the holder’s broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw those Notes prior to 11:59 p.m., New York City time, on the Exercise Expiration Date.

Previously surrendered Notes that are validly withdrawn may be validly resurrendered by following the surrender procedures described in Section 2 above. In addition, Notes that are not accepted by us pursuant to the Special Offer Repurchase Right by June 4, 2018 may be withdrawn.

Notes surrendered for repurchase pursuant to the Special Offer Repurchase Right may not be converted unless such Notes are first withdrawn prior to 11:59 p.m., New York City time on June 4, 2018 which is the Business Day immediately preceding the Special Tender Date. Notes properly surrendered for conversion may not be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

5. Payment for Surrendered Notes; Source and Amount of Funds. We will promptly deposit with the Depository Agent, prior to 11:00 a.m., New York City time, on the Special Redemption Date an amount of cash sufficient to pay the aggregate Special Tender Price for the surrendered Notes, and the Depository Agent will promptly distribute the cash to DTC, and DTC will thereafter distribute the cash to its participants in accordance with its procedures.

The total amount of funds required by us to repurchase all of the Notes pursuant to the Special Offer Repurchase Right is approximately $600,000,000, representing 100% of the principal amount of Notes outstanding as of May 7, 2018 (assuming all of the Notes are validly surrendered for repurchase and accepted for payment).

The Company expects to fund the repurchase from available cash on hand and/or funds made available by Amneal Pharmaceuticals, Inc.

6. Notes Acquired. Any Notes repurchased by us pursuant to the Special Offer Repurchase Right will be cancelled by the Trustee pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Following the consummation of the Combination, all of the Company’s equity interests are owned by Amneal Pharmaceuticals, Inc. or its subsidiaries and accordingly, the

Company has deregistered the Common Stock under applicable SEC rules. In addition, the Common Stock was delisted from the NASDAQ following the consummation of the Combination. Accordingly, the Company is no longer subject to the reporting requirements of the Exchange Act. As previously disclosed by the Company in its Current Report on Form 8-K filed on May 7, 2018 in connection with the consummation of the Combination, the Company was converted to a limited liability company and the Company is currently managed by its member, Amneal Pharmaceuticals, LLC, which in turn is managed by its member, Amneal Pharmaceuticals, Inc. The directors and officers of Amneal Pharmaceuticals, Inc. are listed on Annex A to this Offer to Repurchase. It is expected that, initially following the Combination, the business and operations of the Company will be continued substantially as they are currently being conducted. Amneal Pharmaceuticals, Inc. will continue to evaluate the business and operations of the Company during the pendency of the Special Offer Repurchase Right and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Amneal Pharmaceuticals, Inc. intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Amneal Pharmaceuticals, Inc.’s other businesses. This may include the integration of the Company’s business with Amneal Pharmaceuticals, Inc.’s other businesses through one or more internal corporate transactions or reorganizations and/or a change in the Company’s corporate structure, capitalization, indebtedness or dividend policy.

Except as noted in this Offer to Repurchase, the Company and Amneal Pharmaceuticals, Inc. currently have no plans, proposals or negotiations that relate to or would result in any of the events described in Item 1006(c) of Regulation M-A issued under the Exchange Act.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Based on a reasonable inquiry by the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	the Company will not repurchase any Notes from such persons; and

•	during the 60 days preceding the date of this Offer to Repurchase, none of such officers, directors or affiliates has engaged in any transactions in the Notes, other than the Combination and related transactions required by the Indenture as described elsewhere herein.

A list of the directors and executive officers of Amneal Pharmaceuticals, Inc. is attached to this Offer to Repurchase as Annex A.

9. Agreements Involving the Company’s Notes. Except for the Combination Agreement, and as described above and in this Offer to Repurchase, none of the Company, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Special Offer Repurchase Right or with respect to any of our Notes, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the Notes, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Termination of Convertible Note Hedge Transactions and Warrant Transactions

In connection with the offering of the Notes, the Company entered into convertible note hedge transactions (the “Convertible Note Hedge Transactions”) with respect to shares of Impax Common Stock with Royal Bank of Canada (the “Counterparty”). The Convertible Note Hedge Transactions cover, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, approximately 9.47 million shares of Impax Common Stock at a strike price of $63.35 per share. The Company paid $147 million for the Convertible Note Hedge Transactions. Separately, and concurrently with entering into the Convertible Note Hedge Transactions, the Company also entered into warrant transactions (the “Warrant Transactions”) whereby the Company sold to the Counterparty warrants to acquire, subject to customary anti-dilution adjustments, up to approximately 9.47 million shares of Impax Common Stock at an initial strike price of $81.2770 per share. Impax received approximately $88.3 million for the Warrant Transactions.

In connection with the Convertible Note Hedge Transactions and the Warrant Transactions, on June 25, 2015 and June 26, 2015, the Company and the Counterparty entered into certain confirmation letters (collectively, the “Confirmations”). In connection with the Special Offer Repurchase Right, on May 7, 2018 the Company and the Counterparty entered into a termination agreement terminating in full the Convertible Note Hedge Transactions and the Warrant Transactions (the “Termination Agreement”), attached hereto as Exhibit (d)(9). In connection with the termination of Convertible Note Hedge Transactions and the related unwinding of the existing hedge position of Counterparty with respect to such transactions, the Counterparty and/or its respective affiliates may sell shares of New Amneal Class A Common Stock in secondary market transactions, and/or enter into or unwind various derivative transactions with respect to New Amneal Class A Common Stock. This activity could decrease (or reduce the size of any increase in) the market price of New Amneal Class A Common Stock at that time and it could decrease (or reduce the size of any increase in) the market value of the Notes. In connection with the Termination Agreement, we will not make or receive any payments or any deliveries of shares of New Amneal Class A Common Stock.

The foregoing summary description is qualified in its entirety by reference to the Confirmations and Termination Agreement themselves, each of which you may examine and copy as set forth in “Section 12 —Additional Information” below and which are hereby incorporated by reference.

10. Purchases of Notes by the Company and Its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes), other than through the Special Offer Repurchase Right or a call of the Notes in accordance with its terms and conditions, from the date of this Offer to Repurchase until at least the tenth (10th) business day after the Special Tender Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at repurchase prices higher or lower than the Special Tender Price. Any decision to purchase Notes after the Special Tender Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for repurchase pursuant to the Special Offer Repurchase Right, the business and financial position of the Company and general economic and market conditions.

11. Certain United States Federal Income Tax Considerations.

General

The following is a general discussion of certain U.S. federal income tax considerations of the disposition of Notes as a result of the exercise of either the Special Offer Repurchase Right or conversion rights that may be relevant to Holders of the Notes. This discussion is for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular Holder in light of the Holder’s individual circumstances, such as the Medicare tax on certain investment income, or to certain types of Holders subject to special tax rules, including, without limitation, financial institutions, broker-dealers, insurance companies, tax-exempt entities, dealers in securities or currencies, regulated investment companies, real estate investment trusts, U.S. expatriates, traders in securities who elect to apply a mark-to-market method of accounting, persons that hold Notes as part of a “straddle,” a “hedge,” a “conversion transaction,” or other “integrated transaction,” persons that acquired Notes in connection with employment or the performance of services, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, persons subject to the alternative minimum tax, persons subject to special tax accounting rules as a result of any item of gross income with respect to the Notes being taken into account in an applicable financial statement, and S corporations, partnerships and other pass-through entities (or investors in such entities). This summary assumes that U.S. Holders have held their Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary assumes that the Notes are not, and have not been previously, United States real property interests within the meaning of Section 897 of the Code. In addition, this summary does not discuss any U.S. federal income tax consequences to holders of New Amneal Class A Common Stock received upon the exercise of conversion rights.

This summary is based on the Code and applicable Treasury regulations, rulings, administrative pronouncements and judicial decisions in effect as of the date hereof, all of which are subject to change, perhaps retroactively, so as to result in U.S. federal income tax considerations that are different from those discussed below. The Company has not obtained, and does not intend to obtain, a ruling from the Internal Revenue Service (“IRS”) with respect to the U.S. federal income tax considerations described herein and, as a result, there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein and that a court would not agree with the IRS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Notes that for U.S. federal income tax purposes is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the U.S., any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under the applicable Treasury regulations to be treated as a U.S. person under the Code.

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of a Note that for U.S. federal income tax purposes is an individual, a corporation or an estate or a trust that is not a U.S. Holder.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Any partners of a partnership holding the Notes are urged to consult their tax advisors.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE DISPOSITION OF NOTES AS A RESULT OF THE EXERCISE OF EITHER THE SPECIAL OFFER REPURCHASE RIGHT OR CONVERSION RIGHTS UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tendering or Converting U.S. Holders

Disposition of Notes

The disposition of a Note by a U.S. Holder pursuant to the exercise of either the Special Offer Repurchase Right or conversion rights generally will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder tendering or converting a Note generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of cash and other property received (the cash received upon a tender or the cash and/or shares of New Amneal Class A Common Stock received upon conversion, as applicable, other than any amount allocable to interest on the Note that is treated as accrued for U.S. federal income tax purposes but remains unpaid, which will be taxable as described below) and (ii) the U.S. Holder’s “adjusted tax basis” in the Note at the time of disposition. Generally, a U.S. Holder’s adjusted tax basis in a Note will equal the initial basis of the Note, increased by market discount, if any (as described below), previously included in the U.S. Holder’s income with respect to the Note (pursuant to an election to include market discount in income currently as it accrues), and reduced (but not below zero) by any amortizable bond premium as described below that an electing U.S. Holder has previously amortized.

We intend to take the position that, once the Combination is consummated, the adoption of the amendments pursuant to the First Supplemental Indenture will cause a significant modification of the Notes and therefore will result in a taxable exchange of the Notes in return for deemed “new” Notes for U.S. federal income tax purposes. The initial basis of a U.S. Holder holding the Notes at the time of such deemed exchange shall be considered to be the “issue price” of the “new” Notes and the applicable holding period shall begin on the day after the deemed exchange. If the Notes are considered to be “traded on an established market” at the time of the deemed exchange, then their “issue price” in the deemed exchange generally will be the fair market value of the Notes on the date of the deemed exchange. While not free from doubt, we currently intend to take the position that the Notes should be considered “traded on an established market” at the time of the deemed exchange. If the Notes are treated as issued with original issue discount as a result of the principal amount of the Notes exceeding their issue price in the deemed exchange by more than a de minimis amount, then the U.S. Holder’s tax basis will be increased by any original issue discount accrued by such U.S. Holder.

If a U.S. Holder has been deemed to receive any constructive distribution during its holding period as a result of any conversion rate adjustments (or lack of adjustments) that are treated as dividends for U.S. federal income tax purposes, its adjusted tax basis in a Note will be increased to such extent.

Amortizable bond premium is generally defined as the excess of a U.S. Holder’s tax basis in the Note immediately after its acquisition (reduced by an amount equal to the value of the conversion option) by such U.S. Holder over the sum of all amounts payable on the Note after the purchase date other than payments of stated interest. Subject to the market discount rules discussed below, gain or loss recognized by a U.S. Holder tendering or converting a Note generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Note is more than one year at the time of the disposition. Non-corporate taxpayers generally are subject to reduced rates of U.S. federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to certain limitations. Amounts received by a U.S. Holder in respect of accrued and unpaid interest on a Note generally will be taxed as ordinary interest income for U.S. federal income tax purposes to the extent not previously included in gross income.

Market Discount

An exception to the capital gain treatment described above may apply to a U.S. Holder that purchased a Note at a “market discount.” A Note has “market discount” if its stated redemption price at maturity (or its revised issue price if issued with original issue discount) exceeds its tax basis in the hands of a U.S. Holder immediately after its acquisition by such U.S. Holder, unless a statutorily defined de minimis exception applies. Any gain recognized by the U.S. Holder with respect to a Note acquired with market discount generally will be subject to tax as ordinary income to the extent of the market discount accrued during the period the Note was held by such U.S. Holder, unless the U.S. Holder previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. Market discount will be treated as having accrued on a ratable basis unless the U.S. Holder elected to accrue market discount using a constant-yield method. Gains in excess of such accrued market discount will generally be capital gains, as discussed above.

Tendering or Converting Non-U.S. Holders

Disposition of Notes

Subject to the discussions below regarding accrued interest (including, for the purposes of this section “Disposition of Notes,” amounts attributable to any accrued original issue discount), information reporting and backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the disposition of a Note pursuant to the exercise of either the Special Offer Repurchase Right or conversion rights unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

A Non-U.S. Holder described in the first bullet point above generally will be required to pay U.S. federal income tax on the net gain derived from the disposition in the same manner as if such Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise, and if such Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items. A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or, if applicable, a lower treaty rate) on the gain derived from the disposition, which may be offset by certain U.S. source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States.

Any amount received by a Non-U.S. Holder upon the disposition of a Note pursuant to the exercise of either the Special Offer Repurchase Right or conversion rights that is attributable to accrued interest that is not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business generally will not be subject to U.S. federal income or withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively (pursuant to the conversion feature or otherwise) own 10% or more of Amneal’s capital or profits interest;

•	the Non-U.S. Holder is not a bank that received the Note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the Non-U.S. Holder is not a controlled foreign corporation related to us through actual or constructive stock ownership; and

•	either (1) the Non-U.S. Holder certifies in a statement provided to the applicable withholding agent under penalties of perjury that it is not a “United States person” as defined in the Code and provides its name and address; (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the Note on behalf of the Non-U.S. Holder certifies to the applicable withholding agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement under penalties of perjury that such holder is not a United States person and provides a copy of such statement to the applicable withholding agent; or (3) the Non-U.S. Holder holds its Note directly through a “qualified intermediary” (within the meaning of applicable Treasury regulations) and certain conditions are satisfied.

If a Non-U.S. Holder does not satisfy the requirements above, the amount attributable to accrued interest paid to such Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless (1) such Non-U.S. Holder is entitled to a reduction in or an exemption from withholding on such interest as a result of an applicable income tax treaty or (2) such interest is effectively connected with such Non-U.S. Holder’s conduct or a trade or business within the United States. To claim such entitlement, the Non-U.S. Holder must provide the applicable withholding agent with a properly executed (1) IRS Form W-8BEN or W-8BEN-E claiming a reduction in or exemption from withholding tax under the benefit of an income tax treaty between the United States and the country in which the Non-U.S. Holder resides or is established, or (2) IRS Form W-8ECI, certifying that interest paid on a Note is not subject to withholding tax because it is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States.

If accrued interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, then although exempt from the U.S. federal withholding tax (provided the Non-U.S. Holder provides appropriate certification, as described above), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such accrued interest at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise. In addition, a Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected interest, as adjusted for certain items.

Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Information Reporting and Backup Withholding

A U.S. Holder whose Notes are disposed pursuant to the exercise of either the Special Offer Repurchase Right or conversion rights may be subject to certain information reporting requirements (unless the U.S. Holder is an exempt recipient and certifies as to that status) with respect to any amounts received pursuant to the exercise of either the Special Repurchase Right or conversion rights (including accrued interest and accrued original issue discount, if any). In addition, a U.S. Holder may be subject to backup withholding with respect to the receipt of cash in exchange for a Note unless the U.S. Holder provides the applicable withholding agent with a correct taxpayer identification number (“TIN”) and certifies that the U.S. Holder is a U.S. person, the TIN is correct (or that the U.S. Holder is awaiting a TIN) and the U.S. Holder is not currently subject to backup withholding. U.S. Holders are encouraged to consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

In general, information reporting and backup withholding will not apply to the disposition of Notes by a Non-U.S. Holder pursuant to the exercise of either the Special Offer Repurchase Right or conversion rights, provided that the Non-U.S. Holder has provided the applicable withholding agent with the required documentation that it is not a U.S. person (for example, IRS Form W-8BEN or W-8BEN-E). However, information returns are required to be filed with the IRS in connection with any interest (including original issue discount, if any) paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amount paid as backup withholding would be creditable against the Holder’s U.S. federal income tax liability and may entitle the Holder to a refund, provided that the requisite information is timely provided to the IRS.

Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments on, or gross proceeds from the sale or other disposition (including a conversion) of, a debt obligation of a United States partnership paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), regardless of whether such institution or entity receives the payments as a beneficial owner or intermediary, unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA currently applies to payments of interest and would only apply to payments of gross proceeds from the sale or other disposition (including a conversion) of a Note on or after January 1, 2019. U.S. Holders and Non-U.S. Holders are encouraged to consult their tax advisors as to the proper treatment of the Notes under FATCA. If there is a withholding of FATCA tax from any payment under the Notes, U.S. Holders and Non-U.S. Holders should consult their tax advisors regarding whether they may be entitled to a refund of any tax withheld.

12. Additional Information. Prior to the Combination, the Company was subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, filed annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available on the SEC’s website at http://www.sec.gov. As described in Sections 1 and 6 above, after the consummation of the Combination, the Common Stock was delisted from NASDAQ and will be deregistered under applicable SEC rules. Accordingly, the Company is no longer subject to the reporting requirements of the Exchange Act.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Special Offer Repurchase Right. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The Company is incorporating by reference in this Company Repurchase Notice some of the information that we file with the SEC, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Company Repurchase Notice. We incorporate by reference the documents listed below:

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on March 1, 2018;

•	the Company’s Current Report on Form 8-K, filed on May 7, 2018;

•	all other reports filed by the Company with (but not furnished to) the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	all documents filed with (but not furnished to) the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Repurchase Notice and prior to 11:59 p.m., New York City time, on the Exercise Expiration Date;

•	Indenture between the Company and Wilmington Trust, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 8-K, filed on June 30, 2015;

•	the First Supplemental Indenture, dated November 6, 2017, between the Company and Wilmington Trust, National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 7, 2017; and

•	The Second Supplemental Indenture, filed on Schedule TO-I on May 7, 2018.

For more information about the Combination, you should examine the Company’s proxy statement (the “Proxy Statement”) related to the Combination filed on February 12, 2018 and the Combination Agreement attached as Annex A to the Proxy Statement.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

Notwithstanding the foregoing, the Schedule TO to which this Company Repurchase Notice relates does not permit “incorporation by reference.” Accordingly, if a material change occurs in the information set forth in this Company Repurchase Notice, we will amend the Schedule TO accordingly.

13. No Solicitations. The Company has not, directly or indirectly, employed, retained or will compensate any person to make solicitations or recommendations in connection with the Special Offer Repurchase Right.

14. Definitions. All capitalized terms used but not specifically defined in this Offer to Repurchase shall have the meanings given to such terms in the Indenture and the Notes.

15. Conflicts. In the event of any conflict between this Offer to Repurchase on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company, Amneal, the Company’s or Amneal’s Boards of Directors, employees, advisors or representatives, the Trustee (nor any of its Agents), the Depository Agent, the Conversion Agent or the Dealer Manager are making any representation or recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase, or to exercise the conversion rights (if at all), pursuant to this Offer to Repurchase. Each Holder must make such Holder’s own decision as to whether or not to surrender Notes for repurchase or to exercise the conversion rights (if at all) and, if so, the amount of Notes to surrender or convert, based on such Holder’s assessment of the current market value of the Notes and other relevant factors.

IMPAX LABORATORIES, LLC

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of Amneal Pharmaceutical Inc.’s Board of Directors and each of Amneal Pharmaceutical Inc.’s executive officers.

Directors

Name	Title
Paul M. Bisaro	Director

Robert L. Burr	Director

Chintu Patel	Co-Chairman

Chirag Patel	Co-Chairman

Robert A Stewart	Director and Chief Executive Officer

Kevin Buchi	Director

Peter Terreri	Director

Janet Vergis	Director

Gautam Patel	Director

Ted Nark	Director

Emily Peterson Alva	Director

Jean Selden Greene	Director

Dharmendra Rama	Director

Executive Officers

Name	Title
Robert Stewart	President and Chief Executive Officer

Paul M. Bisaro	Executive Chairman

Sheldon Hirt	Senior Vice President, General Counsel and Corporate Secretary

Bryan M. Reasons	Chief Financial Officer

Andrew Boyer	Executive Vice President, Commercial Operations

Nikita Shah	Senior Vice President and Chief Human Resources Officer

The business address of each person set forth above is 400 Crossing Boulevard Third Floor, Bridgewater, New Jersey 08807 and the telephone number is (908) 409-6700.

Any questions regarding procedures for tendering Notes or requests for additional copies of this Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase should be directed to the

The Depositary Agent for the Tender Offer is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775/3779

Confirmation:

(212) 430-3774

By Mail:	By Overnight Courier:	In Person by Hand Only:

65 Broadway — Suite 404 New York, NY 10006	65 Broadway — Suite 404 New York, NY 10006	65 Broadway — Suite 404 New York, NY 10006

If a Holder has questions about the Special Offer Repurchase Right or the procedures for tendering Notes, the Holder should contact the Depository Agent or the Dealer Manager at their respective telephone numbers.

The Dealer Manager is:

RBC Capital Markets

200 Vesey St, 8th Floor

New York, New York 10281

Attn: Liability Management

Toll-Free: (877) 381-2099

Collect: (212) 618-7843